ICAP

8/23/04

04036503

SUPPL

SEC MAIL PROCESSING
RECEIVED
AUG 24 2004
WASH. D.C. 185 SECTION

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

FILE NUMBER: 08204904

Re: ICAP plc – AVS No.: 389924 & 164736

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Deputy General Counsel

RC:db
Enclosures

PROCESSED
AUG 27 2004

ICAP North America Inc.
Harborside Financial Center
1100 Plaza 5, 12th Floor
Jersey City, NJ 07311-4996

Tel: 212 406 1100

ICAP

Memorandum

To: Charles Gregson
Michael Spencer
Jim Pettigrew
David Gelber
Mike Sheard
Helen Broomfield

cc: Roger Campbell (for US filing) – 001 212 815 7433
Adam Strachan - Merrill Lynch – 020 7019 5371

From: Helen Broomfield

Date: 13 August 2004

Subject: **Announcement to the Stock Exchange Intercapital Private Group Limited**

Please find attached a copy of a letter sent to the London Stock Exchange Announcements Office today.

Kind regards

Helen Broomfield
Company Secretary

Encs.

ICAP

13 August 2004

Company Announcements Office
Old Broad Street
London
EC2N 1HP

Dear Sirs

ICAP plc
AVS No: 389924 and 164736

In accordance with Section 9.11 of the Listing Rules, please find attached a Schedule 10 notification in respect of a declaration received pursuant to Section 198 of the Companies Act 1985.

In addition, please find enclosed a Schedule 11 notification in respect of a declaration received pursuant to Section 199(2) of the Companies Act 1985.

Would you kindly confirm receipt of the announcement by telephoning me on 020 7000 5781.

Yours faithfully

Helen Broomfield
Company Secretary

Enc:

ICAP plc
2 Broadgate
London
EC2M 7UR
Tel +44 (0) 20 7000 6000
Fax +44 (0) 20 7000 5975
www.icap.com

Registered Office as above
Registered in England & Wales No: 3611426

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 389924

All relevant boxes should be completed in block capital letters.

1. Name of company ICAP PLC	2. Name of shareholder having a major interest INTERCAPITAL PRIVATE GROUP LIMITED
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 AS PER 2	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them AS PER 2

5. Number of shares/amount of stock acquired N/A	6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) N/A	7. Number of shares/amount of stock disposed 25,000	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) 0.004%

9. Class of security ORDINARY SHARES OF 10P EACH	10. Date of transaction 12.08.04	11. Date company informed 12.08.04
12. Total holding following this notification 6,237,070	13. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) 1.03%	

14. Any additional information SEE ATTACHED NOTIFICATION FROM INTERCAPITAL PRIVATE GROUP LIMITED	15. Name of contact and telephone number for queries HELEN BROOMFIELD 020 7000 5781
16. Name and signature of authorised company official responsible for making this notification Helen Broomfield (signature) Date of notification 13 August 2004	HELEN BROOMFIELD COMPANY SECRETARY

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries: UK Listing Authority

INTERCAPITAL

To: The Directors
ICAP plc
(the "Company")

12th August 2004

Dear Sirs

Notification concerning interests in shares

1 We, Intercapital Private Group Limited ("IPGL") of Moorgate Hall, 155 Moorgate, London EC2M 6XB, being a shareholder of the Company, hereby give notice to the Company, pursuant to the provisions of Section 198(1) of the Companies Act 1985 (the "Act"), of the event referred to in paragraph 3 below.

2 This notice is given in fulfilment of, and for the express purpose of discharging the obligations imposed on us and Mr and Mrs Spencer (who are interested in 46.7 per cent. of the share capital of IPGL) by, the said Section and arising out of the transactions referred to in paragraph 3 below.

3 On 12th August 2004 pursuant to agreements with a number of minority shareholders in our subsidiary company Intercapital Brokerage Services Limited ("IBS"), we disposed of 25,000 ordinary shares of 10 pence each in the capital of the Company.

4 Immediately following the disposal referred to in paragraph 3 above, we and Mr and Mrs Spencer (in respect of their holding in IPGL only) had a notifiable interest (within the meaning of Section 199(2) of the Act), in 131,782,775 shares of 10 pence each in the capital of the Company, 6,237,070 of which being registered in our name and the balance of 125,545,705 being registered in the name of Incap Netherlands (Holdings) BV.

Yours faithfully

....

For and on behalf of
Intercapital Private Group Limited
Mr & Mrs M Spencer

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO **164736**

All relevant boxes should be completed in block capital letters.

1. Name of company **ICAP PLC**	2. Name of director **MR MICHAEL SPENCER**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest **MR M SPENCER AND MRS SPENCER**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) **INTERCAPITAL PRIVATE GROUP LIMITED 6,262,070** **INCAP NETHERLANDS (HOLDINGS) BV 125,545,705** **MICHAEL SPENCER 875,000** **HELD IN TRUST FOR CHILDREN 50,000**
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary **TRANSFER OF SHARES**

7. Number of shares/amount of stock acquired	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)	9. Number of shares/amount of stock disposed **25,000**	10. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) **0.004%**
11. Class of security **ORDINARY SHARES OF 10P EACH**	12. Price per share **(NOT YET DETERMINED)**	13. Date of transaction **12.08.04**	14. Date company informed **12.08.04**

15. Total holding following this notification **INTERCAPITAL PRIVATE GROUP LIMITED 6,237,070** **INCAP NETHERLANDS (HOLDINGS) BV 125,545,705** **MICHAEL SPENCER 875,000** **HELD IN TRUST FOR CHILDREN 50,000**	16. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) **INTERCAPITAL PRIVATE GROUP LIMITED 1.03%** **INCAP NETHERLANDS (HOLDINGS) BV 20.66%** **MICHAEL SPENCER 0.14%** **HELD IN TRUST FOR CHILDREN 0.008%**

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information **SEE ATTACHED APPENDIX**	24. Name of contact and telephone number for queries **HELEN BROOMFIELD** **020 7000 5781**

25. Name and signature of authorised company official responsible for making this notification

Date of notification 13 August 2004 *Helen Broomfield*

HELEN BROOMFIELD
COMPANY SECRETARY

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

APPENDIX

Intercapital Private Group Limited ("IPGL") has arrangements in place whereby ICAP plc shares will be transferred to minority shareholders in IPGL's subsidiary, Intercapital Brokerage Services Limited. These transfers are pursuant to that arrangement. The arrangement dates back to the merger between Intercapital plc and Exco plc in 1998. The balance of the entitlement now amounts to 1,013,215 of ICAP representing 0.17% of the outstanding shares of the company.

Because Michael Spencer owns more than one third of the shares in Intercapital Private Group Limited, he is deemed by the Companies Act, 1985 to be interested in all the shares owned by it. His economic interest in ICAP plc is not altered by this transaction.

13 August 2004

COPY

ICAP

8/23/04

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

FILE NUMBER: 08204904

Re: ICAP plc – AVS No.: 389924 & 164736

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Deputy General Counsel

RC:db
Enclosures

ICAP North America Inc.
Harborside Financial Center
1100 Plaza 5, 12th Floor
Jersey City, NJ 07311-4996

Tel: 212 406 1100

www.icap.com